Zemex Corporation
1996
Annual Report
Financial Highlights



                                        1996           1995            1994
SUMMARY OF OPERATIONS
Net Sales	                 $86,420,000    $85,056,000       55,306,000
Net Income                         2,612,000      8,418,000        6,250,000
Capital Expenditures              16,426,000     15,451,000        3,077,000
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FINANCIAL POSITION
Working Capital                  $18,688,000    $19,709,000      $26,046,000
Shareholders' Equity              70,997,000     70,900,000       54,052,000
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PER COMMON SHARE
Net Income                            $ 0.33        $ 1.03            $ 1.12
Shareholders' Equity                    8.59          8.49              7.54
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Average Common Shares and
  Common Share Equivalents
        Outstanding                8,000,522     8,208,874         5,588,682

Common Shares Issued and
  Outstanding at Year End          8,269,099     8,355,722         7,168,153
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TABLE OF CONTENTS

	To Our Shareholders                         2
	Industrial Minerals                         4
	Metal Powders                               6
	Alumitech                                   8
        Management's Discussion and Analysis       10
        Independent Auditors' Report               17
        Management's Report                        18
	Audit Committee Report 	                   18
	Financial Statements 	                   19
        Notes to Financial Statements              23
        Selected Financial Data                    41


<PAGE 2>


TO OUR SHAREHOLDERS

The year 1996 was one of disappointment tempered by accomplishment.
The cost of resolving several operating issues coupled with poor earnings performance in some areas took a significant toll on the bottom line. However, great strides were made towards building a solid future as many of our capital and research programs were successfully completed. The Corporation made real progress in improving the efficiency of resource production and more is to come. Certainly the efforts and accomplishments of 1996 should make a positive contribution to the future earnings of the Corporation.


Industrial Minerals

During the first quarter of 1996, the Corporation's feldspar, talc and mica divisions were combined into one organization, Zemex Industrial Minerals. Peter Goodwin, Vice President of Zemex and previously President of the talc and mica operations, was appointed President of the new organization and is currently implementing a plan to capitalize on the marketing, management and operating synergies of this group. The year also saw the construction of a low iron sand plant; the low iron sand material, which is used in high-technology glass applications is being sold pursuant to a long term contract. The project was completed on time and on budget. In addition, by year end, work was near completion on the installation of a new fine grind milling facility at Benwood, West Virginia. Increased revenue attributable to these two projects should enhance the profitability of the industrial minerals segment in 1997 and beyond.


Unfortunately, the minerals group suffered some major setbacks in 1996 and, consequently, earnings were negatively affected. A $1.8 million charge was taken during the first quarter in connection with the reorganization and the write-down of inventory that had been exported in an attempt to penetrate the Brazilian feldspar market. Furthermore, during the fourth quarter, the Corporation recognized the write-down of parts and supplies that had been rendered obsolete as the result of the Spruce Pine expansion. A reserve of $750,000 was also taken at year end due to the default by the purchaser of a property previously sold by the Corporation in August 1995.


Alumitech

Nowhere was the dichotomy of the year more evident than at Alumitech. On one hand, Alumitech made great progress in refining its process and developing new alternative commercial applications for its non-metallic product ("NMP"). On the other hand, decreasing aluminum prices over the year overshadowed Alumitech's record throughput levels and prevented it from being profitable.


Consistent with its long term objective of commercializing its proprietary technology, Alumitech signed a letter of intent with IMCO Recycling Inc., the world's largest aluminum recycler, to jointly construct the first of the dross reprocessing "super plants". Under the terms of the agreement, IMCO will supply the required feedstock and Alumitech, for its part, will contribute its closed loop technology. Although the joint venture agreement has not yet been signed, both parties are working to this end.


<PAGE 3>

Alumitech has also initiated a $3.5 million capital project at its Cleveland location to construct a full-scale facility to commercialize NMP and derivative products.

Earlier in the year, Alumitech was awarded the maximum grant allowable under the federal government's NICE3 program, underscoring its contribution and future importance to the environment. Specifically, Alumitech's patented closed loop technology allows it to convert NMP, the waste by-product that results from reprocessing dross and saltcake materials, into usable commercial products. The NICE3 program, sponsored jointly by the Department of Energy and the Environmental Protection Agency, is a national competition awarding grants to assist companies in the commercialization of processes which improve competitiveness, foster energy efficiency, and reduce waste and waste treatment. Alumitech was one of only 17 companies to receive this award.

Metal Powders

The metal powder group had a less than satisfactory year. Sponge iron product sales exceeded expectations, but atomized sales failed to materialize to the levels forecasted. However, a number of new products were developed during the year, and some were brought to commercialization. One such product was a manganese sulfide material. Toward the end of the year, the Corporation also introduced test materials from its development of high molybdenum containing powders.

We believe that 1997 should be a solid year for the metal powders group with the continuation of strong sponge iron sales, the introduction of new products, and a greater focus on the strategic direction of our atomized and non-ferrous materials into niche markets.

Share Repurchase

The Corporation has been repurchasing its common stock from time to time on the open market since the end of 1994. Since the share repurchase program was first initiated, it has repurchased 773,000 shares in total for the treasury. The board of directors has recently given its approval for the purchase of up to another 5% of the Corporation's issued and outstanding shares.

Outlook

The year 1996 was meant to be a transition year with all businesses performing better than the 1995 results. This did not happen; however, we anticipate that 1997 will attain and hopefully surpass many of those benchmarks set for 1996. We have introduced new products, improved efficiencies and, generally, are well poised to increase overall sales and improve margins.

We are most grateful for the contribution of our board of directors, the continued support of our shareholders and, most particularly, for the outstanding endeavors of our employees in a very difficult year. We believe that 1997, the Corporation's ninetieth year in business, should start to see the benefit of our efforts of the past two years.


Richard L. Lister                               Peter Lawson-Johnston
President and Chief Executive Officer           Chairman


<PAGE 4>

Industrial Minerals

In 1996, the Corporation's feldspar, talc and mica operations were combined into one group, Zemex Industrial Minerals ("ZIM"), to take advantage of the synergistic strengths and resources that exist among the various businesses.

As a result of the reorganization, ZIM is benefiting from the depth and experience of its restructured sales and marketing team, particularly in the talc area. The market focus of the new organization is divided into three areas: ceramics; plastics, coatings and specialty products; and international sales, with each area assigned a dedicated sales team.
The realignment of the sales and marketing force by market should reduce expenses, improve efficiency and, most importantly, increase the amount of time spent with customers. As a result, customer service will be enhanced and sales should increase.

The consolidation also brings with it significant operational efficiencies. The implementation of centralized management allows for cross-fertilization of ideas, knowledge and experience across the organization. In addition, ZIM is now able to justify the creation and retention of specialized groups, such as its new engineering team. This team is dedicated to maximizing the efficiency of each of the operating units with a specific focus on unit cost reduction and capital expansion programs. The consolidation also serves to heighten financial controls.

Ceramics
Despite the work involved with the reorganization in 1996, ZIM remained sharply focused on its strategy of being a major supplier to niche industries. The group posted a record year for shipments of its sodium feldspar due to increased presence and a strong market for ceramic floor tiles and plumbing fixtures. The group also experienced significant volume growth in potassium feldspar, attributable to a shift in marketing strategy. ZIM concentrates on being the major supplier to niche markets and has achieved that goal in the sanitaryware and ceramic tile industries. The company currently enjoys a strong position in the domestic sodium feldspar market and, with the recent capacity expansion at its plant in Spruce Pine, North Carolina, anticipates that as demand continues to grow, its market share will as well.

In keeping with its by-product utilization strategy, the industrial minerals group recently completed the construction of a new low iron sand plant at its Spruce Pine location. Using a sophisticated and highly controlled process, a low margin by-product is converted into a high value-added material for use in specialized glass applications. The product is sold pursuant to a long term contract and is expected to make a healthy contribution to future earnings.

Plastics, Coatings and Specialty Products
In 1996, the focus at the mica operation was twofold: enhance the efficiency and cost effectiveness of the processing plant and develop new products and markets. As a result of its product development effort, ZIM will introduce an improved treated mica in the spring of 1997. This new surface modified product offers plastic compounders a potential substitute for more expensive fiberglass reinforcements.


<PAGE5>

The talc business continues to develop market share with its regular grades; however, this process is slow as it entails winning market share from other producers. As part of the company's strategy to seek out niche business opportunities for value-added products, a fine grind milling system was installed at the Benwood, West Virginia facility to produce ultra fine products. These products have met with ready customer acceptance and commercial shipments are in the initial phase. Expanding the market share for ZIM'S talc business will continue to have a very high priority in 1997.

The development of our new feldspar product line, Felex, for the coatings industry was also completed in 1996. The line is getting positive response from the industry and samples are being evaluated by target accounts. While the product line must still be evaluated by customers, the company is optimistic about its potential given the quality of, and established demand for, the Felex product.

International
ZIM's initial foray into the Brazilian market in late 1995 was an unsuccessful and expensive learning experience. However, in 1996, the international sales and marketing efforts were successful in increasing the sales of the company's clay and talc into Mexico. As well, by entering into an agreement with a toll grinder, ZIM was able to profitably export feldspar to Italy.

The Future
The reorganization of the industrial minerals group has given birth to a stronger and more cohesive business unit, combining the best aspects of management, products, plants and processes from three established operations. It is with this dynamic framework that Zemex Industrial Minerals will focus on moving forward and growing the business.


<PAGE 6>


Metal Powders

Pyron Corporation, originally incorporated in 1940, was acquired by Zemex in 1977. During the past five years, Pyron has augmented its sponge iron production with the addition of an atomizing facility in Niagara Falls, New York and the acquisition of two non-ferrous businesses, one in Maryville, Tennessee and another in Greenback, Tennessee. As a result, Pyron has evolved from a single market supplier into a broad spectrum ferrous and non-ferrous metal powder producer serving a diversity of markets.

During the 1990s, advanced technology has accelerated market growth for atomized powders as they displaced other traditional methods of production such as machining, casting and forging. These rapid technological developments dictate that continuous improvements be made to both the critical characteristics of materials used in powder metallurgy ("P/M") and Pyron's strategy with respect to the marketplace.

Hydrogen Reduced Sponge Iron
Ten years ago, trends in the P/M market indicated that hydrogen reduced sponge iron would be replaced by atomized materials. Ten years later, due in part to a healthy friction market and the growth of alternative applications, the demand for sponge iron continues to grow. In order to ensure that Pyron maintains its competitive position in the marketplace, cost improvements have recently been implemented at the sponge iron plant in Niagara Falls, New York. Plans are also underway to optimize sponge production capacity and to expand the company's focus to the global friction market.

Atomized Products
During the past three years, industry capacity of atomized products has significantly outstripped market demand with industry shipments in 1996 indicating only a marginal improvement. Moreover, a major portion of Pyron's atomized business, and that of the industry, is tied to automotive and related industries. The cost pressures that the automotive manufacturers are undergoing would appear to indicate that there is little likelihood of price relief in the immediate future. In response to these market conditions, Pyron changed its strategic direction in 1996 to one of creating new specialty products and services and identifying alternative sectors where these value-added products can be sold. Research and marketing efforts to support this strategy are underway and it is anticipated that Pyron will introduce a number of new products over the next eighteen months.

Non-Ferrous Powders
In 1992, Pyron acquired a copper powder producer in Maryville, Tennessee. In 1994, it acquired the assets of another non-ferrous producer in nearby Greenback, Tennessee. In 1996, in order to optimize production efficiencies and lower operating costs, the two Tennessee plants were consolidated. In addition, a new water atomized copper powder process was successfully commissioned at the Greenback location during the third quarter. The start-up of this high capacity system enables Pyron to be more aggressive in pursuing the growing market for water atomized copper.



<PAGE 7>

Manganese Sulfide
In late 1995, as part of its niche market focus, Pyron announced its intention to become the only U.S. producer of manganese sulfide. Manganese sulfide is an additive used by the P/M industry to enhance tool life and aid in machinability. For Pyron, this product is a natural complement to its core ferrous and non-ferrous businesses. For Pyron's customers, it means a reliable low cost domestic source of this essential material. Machinability and fatigue tests have shown Manganese Sulfide Plus (MnS+ TM) to be superior to any P/M machinability enhancer on the market. Construction of a facility to produce this newly developed product was completed in late 1996 at the Greenback location and the new material is now commercially available. Response from customers has been very positive.

Custom Blends
In response to changing dynamics in the P/M marketplace, Pyron constructed a specialized blending facility in St. Marys, Pennsylvania in 1995. Through this location Pyron is able to provide warehousing, custom pre-packaged powders, and just-in-time service to its customers. As anticipated, many customers are discovering that it is more cost efficient to purchase pre-blends, such as those offered by the St. Marys plant, than to blend in-house. Strategically, the St. Marys blending facility will play a significant role going forward as the P/M market continues to evolve and customers consolidate vendors, pool purchases and demand more from suppliers. The blending plant plays a dual role as a service center and as an additional channel of distribution for Pyron's products.

The Future
Pyron's long term focus includes capitalizing on its hydrogen reduced sponge iron and developing new value-added products using its ferrous and non-ferrous atomizing processes. Pyron's business is predicated on the development of products and market segments where it can utilize its unique production methods to enhance customer efficiency.


<PAGE 8>

Alumitech
Alumitech's strategy has been to create an environmentally friendly, economically competitive process that will convert aluminum waste by-products normally diverted to landfill into commercially saleable products. The process includes the recovery of aluminum metal and salt fluxes, which are sold back to the secondary aluminum industry, and the reclamation of non-metallic products ("NMP"), predominantly metallic oxides.

Conventional dross processors simply recover aluminum metal and send any remaining materials to landfill. However, with its patented technology and technical expertise, Alumitech is able to divert NMP from landfill and convert it into raw materials for commercial products. Alumitech is the industry leader in the development of alternative uses for NMP; it has developed the ability to use NMP in the production of refractory ceramic fiber, as well as products for the chemical and metallurgical industries.

The Process
The secondary aluminum industry is the major source of feedstock for Alumitech's process. The melting process used by the secondary aluminum industry causes the exposed surface of the molten aluminum to oxidize and form a protective barrier. Salts are added to increase metal recovery and facilitate the separation of the metal from the oxides. The molten salts form a barrier layer, containing 8-15% aluminum, which is skimmed off and cooled. The resultant product is known as black dross. Black dross is the primary feedstock for Alumitech's process.

Conventional dross processors break down the dross into two parts: aluminum, which is sold back to secondary smelters, and saltcake, which is typically landfilled. This is where Alumitech differentiates itself. Alumitech separates saltcake and black dross into their basic components: aluminum metal, alumina and metal fines, salts, and NMP. In addition, using its proprietary process, Alumitech can also further refine the NMP for use in the production of commercially acceptable industrial products.

NMP Applications
Alumitech has developed several applications for NMP. The first, a high temperature refractory ceramic fiber, is used as insulation in industrial applications where temperatures range up to 2000 degreesF. During 1996, using NMP as a raw material, ceramic fiber was successfully produced in a large-scale pilot trial, and the quality of the test material positively verified by independent third parties. The test was of importance because it demonstrated that, by applying Alumitech's patented process, NMP could be used in the production of commercial products.

Encouraged by these results, Alumitech continues to seek other possible applications for NMP. A number of products have been developed and yielded positive assessments when tested by potential customers. Likely markets for the new products are the steel and cement industries, refractories and the brown alumina markets.



<PAGE 9>

As part of Alumitech's focus on developing derivative products from NMP, engineering is currently being completed to retrofit the Cleveland facility for the commercialization of NMP. The expanded facility, which will include full-scale pyrometallurgical and hydrometallurgical operations, will be dedicated to the production of products derived from NMP. It is anticipated that this capital project will cost approximately $3.5 million and be completed by the end of 1997.

National Award
Recently, Alumitech was the recipient of a $400,000 federal grant, awarded jointly by the Department of Energy and the Environmental Protection Agency. The award is in recognition of Alumitech's technical achievements and is to contribute to the commercialization of NMP-derived products produced using its proprietary process. Alumitech was one of only seventeen companies nationwide to be recognized under this program.

The Future
The next major step in Alumitech's growth is the construction of a large-scale facility. To this end, in November 1996, Alumitech signed a letter of intent with respect to forming a joint venture with IMCO Recycling Inc. The proposed joint venture is for the construction of a large-scale facility, which would see Alumitech contributing its proprietary technology, IMCO supplying the required feedstock, and both parties contributing equally to the capital requirements. It is anticipated that a joint venture agreement will be signed over the course of the next several months.

Environmental protection and liability are very contentious issues these days. Accordingly, as litigation and legislative activity increase, so has the potential liability associated with landfilling. It is with this in mind that Alumitech continues to lay the groundwork for its new "super plant" and to develop alternative applications for NMP.



<PAGE 10>

Management's Discussion And Analysis


The following is a discussion and analysis of the financial condition and results of operations of the Corporation for the years ended
December 31, 1996, 1995 and 1994, and certain factors that may affect the Corporation's prospective financial condition and results of operations. The following should be read in conjunction with the Consolidated Financial Statements and related notes thereto.

OVERVIEW

The Corporation is a diversified producer of specialty materials and products for use in a variety of industrial applications. The Corporation operates in two principal business segments: (i) industrial minerals, which includes The Feldspar Corporation, Suzorite Mica Products Inc. and Suzorite Mineral Products, Inc.; and (ii) metal products, which includes Pyron Corporation, Pyron Metal Powders, Inc. and Alumitech, Inc.

During 1994, the Corporation acquired the assets of Greenback Industries, Inc.; the talc operations of Whittaker, Clark & Daniels, renamed Suzorite Mineral Products, Inc.; and a 42% interest in Alumitech, Inc. In 1995, the Corporation completed its acquisition of 100% of Alumitech, Inc. and acquired a mineral processing facility in Benwood, West Virginia.

The Corporation's strategy going forward is to enhance its position as a leading supplier of specialty materials through investments in its core businesses, the introduction of new products, strategic acquisitions, and investments in new technologies.

RESULTS OF OPERATIONS

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Net Sales
------------------------------------------------------------------------
                                1996         1995      Change  Change
------------------------------------------------------------------------
Industrial Minerals      $40,469,000  $37,089,000  $3,380,000    9.1%
Metal Products            45,951,000   47,967,000  (2,016,000)  (4.2%)
                       --------------------------------------
                         $86,420,000  $85,056,000  $1,364,000    1.6%
------------------------------------------------------------------------
The Corporation's net sales for 1996 were $86.4 million, an increase of $1.4 million, or 1.6%, from 1995. The major components of the increase were: the full year consolidation of Alumitech, Inc. and increased industrial minerals sales of $3.4 million, offset by decreased metal powder sales of $2.7 million.

The industrial minerals segment recorded a 9.1% increase in sales from $37.1 million in 1995 to $40.5 million in 1996. The increase was due to a $1.7 million increase from the feldspar group, a $1.2 million increase in the talc group's sales and a $0.5 million increase in sales of phlogopite mica.


<PAGE 11>


The increase in talc sales is largely due to the inclusion of a full year's sales from the Benwood facility, which was acquired in May 1995. Talc sales are expected to increase in 1997 as new products are introduced and approved by customers. Feldspar sales continue to grow steadily due to increased demand from ceramic manufacturers and increased availability of the new low iron sand product.

Net sales of the metal products group decreased 4.2%, or $2.0 million, from $48.0 million in 1995 to $46.0 million in 1996. Of this decrease, $2.1 million is primarily due to lower copper prices and slightly lower volume of copper sales affecting sales at Pyron Metal Powders, Inc. as well as a $1.3 million decline in atomized steel sales. These decreases were offset in part by increased sales of $0.7 million from Alumitech, Inc. Sponge iron sales increased by 2.3% while atomized steel sales decreased 21.2%. In 1997, modest sales growth in both metal powders and aluminum dross processing is anticipated.

Cost of Goods Sold

Cost of goods sold were $66.4 million in 1996 compared to $64.4 million in 1995. The corresponding gross margin was 23.1% for 1996 and 24.3% for 1995. The decline in gross margin was primarily due to lower aluminum prices. The decline in aluminum prices realized in 1996 compared to 1995 resulted in margin erosion of 1.8%, offsetting a slight improvement achieved by the other groups. In addition, cost of goods sold was negatively affected by the write-down of parts and supplies that had been rendered obsolete as the result of the expansion of the sodium feldspar plant at Spruce Pine, North Carolina.

Selling, General and Administrative Expenses

Selling, general and administrative expense ("SG&A") increased 21.0% from $8.7 million in 1995 to $10.5 million in 1996. As a percent of sales, SG&A was 12.1% in 1996 as compared to 10.2% in 1995. The increase was the result of the full year consolidation of Alumitech, Inc. in 1996 and the addition of sales and marketing staff for the industrial minerals segment. It is anticipated that there will be minimal increases in SG&A as future sales increase.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by $1.0 million, or 27.2%, from $3.7 million in 1995 to $4.7 million in 1996. This increase results from the 19.4% net increase in property, plant and equipment during 1996 as a result of capital expenditures. Prospectively, depreciation will continue to increase as current capital programs are placed into service.

Operating Income Before Reorganization Charges

Operating income before reorganization charges was $4.8 million in 1996 compared to $8.3 million in 1995. A $1.8 million reorganization charge was recognized in the first quarter of 1996 in connection with the reorganization of the Corporation's industrial minerals division, a write-down to market of its Brazilian inventory, and the recognition of a provision for storage costs and selling expenses in connection thereto.


<PAGE 12>

Operating Income

Operating income after reorganization charges decreased to $3.1 million for fiscal 1996 from $8.3 million in fiscal 1995, representing a 63.2% decline. This decline was due to reasons discussed previously.

Interest Expense, Net

Net interest expense for the year ended December 31, 1996 was $0.9 million, an increase of $0.4 million over 1995. This is attributable to an increase in total indebtedness from $13.1 million in 1995 to $26.6 million in 1996.

Other, Net

In 1996, the Corporation recognized other net expense of $0.5 million. The largest component of this expense was a $0.7 million provision relating to a property sale that the purchaser had defaulted on. The offset was a number of small income items which reduced the total expense.

Recovery of Income Taxes

In 1996, the Corporation realized an income tax recovery of $0.9 million as compared to a recovery of $0.5 million in 1995. The recoveries reflect the recognition of the benefit of net operating losses available to the Corporation. In 1997 and beyond, the Corporation will incur an effective tax rate of approximately 35% to calculate its income taxes, reflecting the ongoing permanent difference arising from a percentage depletion allowance.

Net Income and Earnings Per Share

As a result of the factors discussed above, net income for the year ended December 31, 1996 was $2.6 million, a decrease of $5.8 million from 1995. As the impact of the recognition of the benefits of the loss carryforwards is significant, the Corporation's earnings per share have been restated below on a fully-taxed basis using an effective rate of 35%.

--------------------------------------------------------------------------
                                                      1996            1995
Pre-Tax Income                                  $1,663,000      $7,899,000
Primary EPS(as reported)                             $0.33           $1.03
EPS(fully taxed at 35%)                              $0.14           $0.63
--------------------------------------------------------------------------


<PAGE 13>


Results of Operations
Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

Net Sales
--------------------------------------------------------------------------
                                     1995        1994      Change   Change
Industrial Minerals	      $37,089,000 $30,378,000 $ 6,711,000    22.1%
Metal Products		       47,967,000  24,928,000  23,039,000    92.4%
                              -----------------------------------
                              $85,056,000 $55,306,000 $29,750,000    53.8%
--------------------------------------------------------------------------

The Corporation's net sales for 1995 were $85.1 million, an increase of $29.7 million, or 53.8%, from 1994. The major components of the increase were: the consolidation of Alumitech, Inc., $13.6 million; increased industrial mineral sales, $6.7 million; and increased metal powder sales, $9.4 million.

The industrial minerals segment recorded a 22.1% increase in sales from $30.4 million in 1994 to $37.1 million in 1995. The change was due to an incremental $6.0 million in sales from the talc operations which were acquired December 1, 1994 and a $2.0 million increase from the feldspar group, offset in part by lower sales of phlogopite mica.

Net sales for the metal products group increased $23.0 million, or 92.4%, from $24.9 million in 1994 to $48.0 million in 1995. Of this increase, $13.6 million was due to the consolidation of Alumitech, Inc., which was previously accounted for as an equity investment. Sales from the metal powder group increased 38.0% in 1995, primarily due to increased non-ferrous sales following the September 1994 acquisition of Greenback Industries, Inc. Sponge iron sales increased by 4.7% while atomized steel sales increased 20.0%, notwithstanding the significant negative impact of the explosion of the atomization furnace at the plant in Niagara Falls, New York in March 1995.

Cost of Goods Sold

Cost of goods sold were $64.4 million in 1995 compared to $40.6 million in 1994. The corresponding gross margins were 24.3% for 1995 and 26.7% for 1994. The decline in gross margin was due to several factors: a decline in high-end mica product sales; an increase in sales of several lower margin industrial mineral products; and lower margins due to competitive pressures in certain metal powder product lines.

Selling, General and Administrative Expenses

SG&A increased 31.4% from $6.6 million in 1994 to $8.7 million in 1995. The increase was the result of acquisitions in late 1994 and early 1995. As a percent of sales, SG&A was 10.2% in 1995 as compared to 11.9% in 1994, reflecting the benefit derived from higher volumes.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by $1.4 million, or 59.4%, from $2.3 million in 1994 to $3.7 million in 1995. This increase was driven by the 73.2% increase in property, plant and equipment during 1995 as a result of acquisitions and capital expenditures.


<PAGE 14>


Operating Income

Operating income rose to $8.3 million for fiscal 1995 from $5.8 million in fiscal 1994. While this represents a 42.8% increase, the operating margin declined from 10.6% in 1994 to 9.8% in 1995. This decline was due to reasons discussed previously.

Interest Expense, Net

Net interest expense for the year ended December 31, 1995 was $0.5 million, an increase of $0.1 million over 1994. This is attributable to an increase in total indebtedness from $6.7 million at December 31, 1994 to $13.1 million at December 31, 1995, offset in part by a decline in interest rates.

Recovery of Income Taxes

In 1995, the Corporation realized an income tax recovery of $0.5 million as compared to a recovery of $0.7 million in 1994. The 1995 recovery reflects the recognition of the benefit of the balance of the net operating tax loss carryforwards available to the Corporation.

Net Income and Earnings Per Share

As a result of the factors discussed above, net income for the year ended December 31, 1995 was $8.4 million, an increase of $2.2 million from 1994. As the impact of the recognition of the benefits of the loss carryforwards is significant, the Corporation's earnings per share have been restated below on a fully-taxed basis using an effective rate of 35%.

-------------------------------------------------------------------------
                                                    1995            1994
Pre-Tax Income                                $7,899,000      $5,579,000
Primary EPS(as reported)                           $1.03           $1.12
EPS(fully taxed at 35%)                            $0.63           $0.65
-------------------------------------------------------------------------

Liquidity and Capital Resources

The Corporation has historically funded its extraction and processing activities through cash flow from operations, bank debt and sales of capital stock and warrants. During the most recent three-year period ended December 31, 1996, the Corporation partially funded all capital expenditures, acquisitions and debt reduction from a combination of additional debt and cash flow from operations. In addition, in September 1994 the Corporation completed a public offering, raising net proceeds of approximately $18.5 million. During 1995, outstanding warrants were exercised which resulted in net proceeds of $4.8 million. These funds were utilized in part to repay long term debt, fund acquisitions and purchase treasury stock.


<PAGE 15>


Cash Flow from Operations

The Corporation had $18.7 million of working capital at December 31, 1996, compared to working capital of $19.7 million at December 31, 1995. Net cash provided by operating activities for the year ended December 31, 1996 was $6.0 million, down $1.2 million, or 16.4%, relative to 1995. Earnings before interest, taxes, and depreciation, depletion and amortization for the year ended December 31, 1996 were $7.3 million, a decrease of 39.7% over the $12.1 million generated in 1995.

Financing Agreements

In March 1995, the Corporation entered into a $30.2 million credit facility with a syndicate of two banks. The credit facility is further subdivided into four facilities: (i) a $10.0 million revolving credit and term loan facility; (ii) a $10.0 million multiple advance term loan facility; (iii) a $5.2 million standby letter of credit; and (iv) a $5.0 million operating line. These facilities are secured by specific assets and a floating charge over a significant portion of the Corporation's assets. The facilities bear interest at rates varying from bank prime to bank prime plus 0.25% and from LIBOR plus 1.25% to LIBOR plus 2.25%, depending upon the financial position of the Corporation. As at December 31, 1996, there was $5.0 million outstanding under the operating line, $9.2 million outstanding under the multiple advance term loan facility, $5.0 million outstanding under the revolving credit and term loan facility and the standby letter of credit was issued to secure the Corporation's Industrial Revenue Bond. The operating line matures June 30, 1997 and is reviewed annually for renewal. The multiple advance term loan facility requires quarterly payments of $0.3 million which commenced April 1, 1996 with the balance outstanding, if any, due
January 1, 2000.

Capital Expenditures

The Corporation's primary capital activities in the past involved the acquisition and development of industrial mineral properties and facilities and necessary capital investments to maintain operating viability and meet environmental, health and safety standards at its existing operations. During 1996, capital expenditures were $16.4 million compared to $15.5 million and $3.1 million for the years ended December 31, 1995 and 1994, respectively. The capital expenditures were funded by cash on hand, cash flow from operations and an increase in total bank indebtedness of $13.5 million.

The Corporation is currently implementing and/or planning several major capital programs. These include the retrofitting of the aluminum dross plant in Cleveland and the construction of a new aluminum dross processing facility in connection with a proposed joint venture. In aggregate, 1997 capital expenditures are anticipated to be approximately $16 million. The Corporation plans on funding these from a combination of cash flow from operations and credit facilities.

Although the Corporation's capital budgets provide for certain reclamation and environmental compliance activities, management does not believe that the cost of the Corporation's environmental compliance will have a material adverse effect on the Corporation's results of operations or financial condition in 1997. The Corporation has no definitive acquisition agreements with respect to additional property or other acquisitions. The Corporation will, however, continue to monitor potential strategic acquisitions that would enhance its current activities.


<PAGE 16>


Seasonality and Inflation

Although the Corporation's results from extraction and processing operations are cyclical due to fluctuations in demand for industrial minerals and metal products, sales of the Corporation's products are generally not seasonal. Inflation in recent years has not adversely affected the Corporation's results of operations or costs, and is not expected to adversely affect the Corporation in the future unless it grows substantially and the markets for industrial minerals suffer from a negative impact on the economy in general.


Capital Stock

The capital stock of Zemex Corporation is traded on the New York Stock Exchange. The price range in which the stock has traded is shown for the past two years in the following tables.


Capital Stock Prices
--------------------------------------------------------------------------
1996                                 Q1         Q2      Q3      Q4    Year
--------------------------------------------------------------------------
High                                 10      9 5/8   8 1/8   8 7/8      10
Low                               8 7/8      7 1/2   6 7/8       7   6 7/8
Close                             9 1/8      7 5/8   7 3/4       7       7
--------------------------------------------------------------------------
1995                                 Q1         Q2      Q3      Q4    Year
High                             10 7/8     10 7/8  10 7/8      10  10 7/8
Low                               8 3/8          9   9 1/8   8 1/4   8 1/4
Close                            10 5/8      9 3/8   9 5/8      10      10
--------------------------------------------------------------------------

In the fourth quarter of each of 1996, 1995 and 1994, the Corporation declared a two percent stock dividend.

As of December 31, 1996, there were approximately 1,618 holders of record of the Corporation's capital stock. This number includes shares held in nominee name and, thus, does not reflect the number of holders of a beneficial interest in the stock.


<PAGE 17>


Independent Auditors' Report

To the Shareholders and
Board of Directors of Zemex Corporation

We have audited the accompanying consolidated balance sheets of Zemex Corporation and its Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Zemex Corporation and its Subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles in the United States.

Deloitte & Touche
Chartered Accountants

Toronto, Ontario
January 31, 1997


<PAGE 18>


Management's Report

The management of Zemex Corporation and its subsidiaries has the responsibility for preparing the consolidated financial statements presented in this Annual Report and for their accuracy and integrity. The statements have been prepared in conformity with generally accepted accounting principles in the United States, and include informed judgments and estimates as required. Other financial information in this Annual Report is consistent with the financial statements.

Zemex Corporation's system of internal controls is designed to provide reasonable assurance, at a justifiable cost, as to the reliability of financial records and reporting and the protection of assets. This system includes organizational arrangements with clearly defined lines of responsibility.

Deloitte & Touche, independent auditors, have audited the consolidated financial statements of Zemex Corporation and their opinion is included on the preceding page.

Zemex Corporation has formal standards of corporate conduct and policies regarding high standards of ethics and financial integrity. These policies have been disseminated to appropriate employees and internal control procedures provide reasonable assurance that violations of these policies, if any, are detected.


Allen J. Palmiere                       Richard L. Lister
Vice President and 			President and Chief Executive Officer
Chief Financial Officer


Audit Committee Report

The Audit Committee of the Board of Directors is composed of three independent directors, Patrick H. O'Neill, Chairman, John M. Donovan, and Thomas B. Evans, Jr. The Committee held three meetings during 1996.

The Audit Committee oversees the financial reporting process of the Corporation on behalf of the Board of Directors. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Corporation's independent auditors. The Audit Committee met with management and representatives of the auditors, Deloitte & Touche, to review accounting, auditing and financial reporting matters. The Committee met with Deloitte & Touche representatives without management present.

Patrick H. O'Neill
Chairman, Audit Committee


<PAGE 19>



Consolidated Balance Sheets

--------------------------------------------------------------------------
December 31                                           1996           1995
--------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                 $    2,279,000    $  1,653,000
  Accounts receivable (less allowance
     for doubtful accounts of $452,000
     at December 31, 1996 and $386,000
     at December 31, 1995)(Note 15)             15,003,000      13,165,000
  Inventories (Note 3)                          18,171,000      20,176,000
  Prepaid expenses 	                         1,388,000         841,000
  Deferred income taxes(Note 6)                  1,013,000               -
--------------------------------------------------------------------------
                                                37,854,000      35,835,000
Property, Plant and Equipment(Notes 4 and 8)	62,084,000      50,271,000
Other Assets (Note 5)                            9,438,000      10,575,000
--------------------------------------------------------------------------
                                            $  109,376,000    $ 96,681,000
--------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Bank indebtedness(Note 8)                 $    6,590,000    $  3,220,000
  Accounts payable                               7,091,000       8,037,000
  Accrued liabilities                            2,983,000       2,222,000
  Accrued income taxes                             301,000         269,000
  Current portion of long term debt (Note 8)	 2,201,000       2,378,000
--------------------------------------------------------------------------
                                                19,166,000      16,126,000
Long Term Debt (Note 8)                         17,797,000       7,485,000
Other Non-Current Liabilities                      599,000         605,000
Deferred Income Taxes (Note 6)			   817,000       1,565,000
--------------------------------------------------------------------------
                                                38,379,000      25,781,000
--------------------------------------------------------------------------
Shareholders' Equity
  Common stock (Note 9)                          8,950,000       8,695,000
  Paid-in capital                               51,304,000      49,692,000
  Retained earnings                             20,040,000      18,683,000
  Note receivable from shareholder (Note 9)	(1,749,000)     (1,749,000)
  Cumulative translation adjustment             (1,175,000)     (1,218,000)
  Treasury stock at cost (Note 9)               (6,373,000)     (3,203,000)
--------------------------------------------------------------------------
                                                70,997,000      70,900,000
--------------------------------------------------------------------------
                                             $ 109,376,000    $ 96,681,000
--------------------------------------------------------------------------
See Notes to the Consolidated Financial Statements


<PAGE 20>


Consolidated Statements of Shareholders' Equity (dollars in thousands)

                                                     Note
                                               Receivable  Cumulative
             Common Paid In  Treasury Retained        from Translation
              Stock Capital     Stock Earnings Shareholder  Adjustment   Total
Balance at
 Dec 31/93   $4,535 $17,910    $    -   $6,738    $(1,749)     $ (904) $26,530
Stock issued
 for cash (a) 2,348  18,174         -        -          -            -  20,522
Stock
 dividend (a)   146   1,171         -   (1,320)         -            -     (3)
Stock options
 and warrants
 exercised (a)   56     357         -        -          -            -     413
Stock issued in
 connection with
 acquisition (b)136   1,091         -        -          -            -   1,227
Stock
 purchased for
 treasury (a)     -       -      (465)       -          -            -   (465)
Net income
for the year      -       -         -    6,250          -            -   6,250
Translation
 adjustment       -       -         -        -          -        (422)   (422)
--------------------------------------------------------------------------
Balance at
 Dec 31/94    7,221  38,703      (465)  11,668     (1,749)     (1,326)  54,052
Stock
 issued under
 employee
 stock purchase
 plan (a)        49     422         -        -          -           -      471
Stock
 dividend (a)   167   1,233         -   (1,403)         -           -      (3)
Stock options
 and  warrants
 exercised (a)  626   4,423         -        -          -           -    5,049
Stock issued
 in connection
 with Alumitech
 purchase (b)   632   5,133       834        -          -           -    6,599
Warrants
 repurchased (a)  -    (222)        -        -          -           -    (222)
Stock
 purchased for
 treasury (a)     -       -   (3,572)        -          -           -  (3,572)
Net income for
 the year         -       -         -    8,418          -           -    8,418
Translation
adjustment        -       -         -        -          -         108      108
--------------------------------------------------------------------------
Balance at
 Dec 31/95    8,695  49,692   (3,203)   18,683    (1,749)    (1,218)    70,900
Stock issued
 under
 employee
 stock
 purchase
 plan (a)        73     535        -         -         -          -        608
Stock
 dividend (a)   161   1,089        -    (1,255)        -          -        (5)
Stock options
 exercised (a)   21      84        -         -         -          -        105
Stock purchased
 for treasury (a) -       -   (3,170)        -         -          -    (3,170)
Stock options
 repurchased      -     (96)       -         -         -          -       (96)
Net income
for the year      -       -        -     2,612         -          -      2,612
Translation
adjustment        -       -        -         -         -         43         43
----------------------------------------------------------------------------
Balance at
Dec 31/96    $8,950 $51,304  $(6,373)  $20,040   $(1,749)   $(1,175)   $70,997
----------------------------------------------------------------------------
See Notes to the Consolidated Financial Statements
	(a) See Note 9
	(b) See Note 2



<PAGE 21>



Consolidated Statements of Income
--------------------------------------------------------------------------
Years ended December 31                    1996         1995         1994
--------------------------------------------------------------------------
Net Sales                           $86,420,000  $85,056,000  $55,306,000
--------------------------------------------------------------------------
Costs and Expenses
   Cost of goods sold                66,416,000   64,356,000   40,552,000
   Selling, general and
      administrative		     10,492,000    8,669,000    6,598,000
   Depreciation, depletion
      and amortization		      4,694,000    3,689,000    2,315,000
--------------------------------------------------------------------------
                                     81,602,000   76,714,000   49,465,000
--------------------------------------------------------------------------
Operating Income Before
   Reorganization Charges             4,818,000    8,342,000    5,841,000
Reorganization Charges (Note 10)      1,752,000            -            -
Operating Income                      3,066,000    8,342,000    5,841,000
Other Income (Expenses)
   Interest expense, net(Note 8)       (948,000)    (523,000)    (425,000)
   Other, net(Notes 2 and 10)          (455,000)      80,000      163,000
--------------------------------------------------------------------------
                                     (1,403,000)    (443,000)    (262,000)
--------------------------------------------------------------------------
Income Before Recovery of
   Income Taxes                       1,663,000    7,899,000    5,579,000
Recovery of Income Taxes(Note 6)        949,000      519,000      671,000
--------------------------------------------------------------------------
Net Income                          $ 2,612,000  $ 8,418,000  $ 6,250,000
--------------------------------------------------------------------------
Net Income per Share                      $0.33        $1.03        $1.12
--------------------------------------------------------------------------
Average Common Shares and
   Common Share Equivalents
    Outstanding                      8,000,522     8,208,874    5,588,682
--------------------------------------------------------------------------
See Notes to the Consolidated Financial Statements



<PAGE 22>


Consolidated Statements of Cash Flows
--------------------------------------------------------------------------
Years ended December 31               1996            1995            1994
--------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                    $2,612,000      $8,418,000      $6,250,000
  Adjustments to reconcile
  income from operations
  to net cash flows from
  operating activities
    Depreciation, depletion
    and amortization             4,694,000       3,754,000       2,315,000
    Loss on assets held for resale       -          61,000               -
    Decrease in deferred
       income taxes             (1,761,000)       (122,000)     (1,366,000)
    Share of net income of investee      -         (87,000)       (267,000)
    Loss on sale of property,
       plant and equipment         255,000          22,000          15,000
    Decrease (increase) in
       other assets                771,000        (227,000)        (63,000)
   (Decrease) increase in
       non-current liabilities      (6,000)         56,000          67,000
   Changes in non-cash working
       capital items(a)           (533,000)     (4,660,000)     (4,311,000)
--------------------------------------------------------------------------
Net cash provided by
   operating activities          6,032,000       7,215,000       2,640,000
--------------------------------------------------------------------------
Cash Flows from Investing Activities
  Additions to property,
    plant and equipment        (16,426,000)    (15,451,000)     (3,077,000)
  Assets acquired in connection
    with acquisitions(b)                 -      (3,658,000)     (4,888,000)
  Proceeds from sale of assets      86,000               -          78,000
  Investment(b)                          -               -      (2,019,000)
  Promissory notes                       -               -        (371,000)
--------------------------------------------------------------------------
Net cash used in investing
   activities                   (16,340,000)   (19,109,000)    (10,277,000)
--------------------------------------------------------------------------
Cash Flows from Financing Activities
   Deferred financing costs               -       (467,000)              -
   Proceeds from long term debt  12,882,000      6,219,000         266,000
   Proceeds(payments) net,
      on bank indebtedness        3,370,000      3,040,000        (415,000)
   Repayment of long term debt   (2,747,000)    (5,343,000)     (8,094,000)
   Cash paid in lieu of
      fractional shares              (5,000)        (3,000)         (3,000)
   Issuance of common stock(c)      713,000      5,520,000      20,935,000
   Purchase of common stock and
      warrants for treasury(c)   (3,266,000)    (3,794,000)       (465,000)
--------------------------------------------------------------------------
Net cash provided by
   financing activities          10,947,000      5,172,000       12,224,000
--------------------------------------------------------------------------
Effect of Exchange Rate
   Changes on Cash                  (13,000)        32,000          (40,000)
--------------------------------------------------------------------------
Net Increase(Decrease)in Cash       626,000     (6,690,000)       4,547,000
Cash and Cash Equivalents at
   Beginning of Year              1,653,000      8,343,000        3,796,000
--------------------------------------------------------------------------
Cash and Cash Equivalents at
   End of Year                  $ 2,279,000    $ 1,653,000    $   8,343,000
--------------------------------------------------------------------------
Supplemental Disclosure
of Cash Flow Information
  Income taxes paid             $   393,000    $   303,000    $     233,000
  Interest paid                     937,000        656,000          573,000
--------------------------------------------------------------------------
Supplemental Disclosure of
Non-Cash Activities
  Notes issued in connection
      with purchase of assets(b)   $      -    $         -    $   1,102,000
  Stock issued in connection
      with acquisition(b)                 -      6,599,000        1,227,000
  Assumption of liabilities
  in connection
        with asset purchases              -              -          793,000
  Notes received in connection with
        sale of assets held for resale(d) -        423,000                -
--------------------------------------------------------------------------
See Notes to the Consolidated Financial Statements
	(a) See Note 14
	(b) See Note 2
	(c) See Note 9
	(d) See Note 10


<PAGE 23>


Notes to the Consolidated Financial Statements
December 31, 1996 and 1995


1.	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Corporation's significant accounting policies are as follows:

a.	Principles of Consolidation

The consolidated financial statements include the accounts of Zemex Corporation and its wholly-owned subsidiaries (the "Corporation"). All material intercompany transactions have been eliminated. As discussed in
Note 2, Alumitech, Inc. ("Alumitech") was acquired in two separate transactions and, accordingly, was accounted for on an equity basis until it became a wholly-owned subsidiary in February 1995.

b.	Inventories

Inventories are stated at the lower of cost or market and are computed using the average cost method. It is not practical to segregate finished products from ore and concentrates. Supplies are stated at cost using the first-in, first-out or average cost method.

c.	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and improvements are capitalized. When assets are sold or otherwise retired, the cost and accumulated depreciation or depletion are removed from the accounts and any gain or loss is included in results of operations. Provisions for depreciation are based upon estimated useful lives, using principally the straight-line method. Depletion of mining properties and depreciation of other mining assets are computed using the unit-of-production method, except in the case of the Corporation's mica operation where the estimated reserves exceed the expected production during the term of the mining lease. The mica mining lease rights and deferred costs, including all preproduction and set-up costs, are amortized using the straight-line method over the term of the mining lease.

d.	Postretirement Benefits

Pension Plans

The funding policy of the Corporation, generally, is to contribute annually at a rate that is intended to provide for the cost of benefits earned during the year and which will amortize prior service costs over periods of 10 to 30 years, subject to Internal Revenue Service limits for deductible contributions.


<PAGE 24>


Healthcare and Other Postretirement Benefits Other Than Pensions

The Corporation accounts for healthcare and other postretirement benefits other than pensions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 106 - "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement requires the accrual of all postretirement benefits other than pensions during the years in which employees render the necessary services to be entitled to receive such benefits. The 1996, 1995 and 1994 amounts include the current year expense and the transition liability which is being amortized over twenty years as allowed by SFAS No. 106 (Note 7).

e.	Foreign Currency Translation

The functional currency for the Corporation's foreign operations is the local currency. Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars is accumulated as part of the cumulative translation adjustment component of shareholders' equity. Results of operations and cash flows are translated using the average exchange rates during the year. Gains and losses from foreign currency transactions are included in net income for the year.

f.	Research and Development Expense

Research and development expense was $622,000 in 1996, $320,000 in 1995 and $315,000 in 1994.

g.	Provision for Future Reclamation Costs

Costs for future reclamation have been provided for based upon estimated future reclamation costs allocated over the expected productive lives of the quarries.

h.	Income Taxes

The Corporation accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". This Statement requires the liability method of accounting for income taxes.

i.	Earnings Per Share

Earnings per share is based upon the weighted average number of common shares and common share equivalents outstanding. Common share equivalents include stock options issued under the employee stock option plans and stock issued under the Key Executive Common Stock Purchase Plan (Note 9). For the purpose of calculating earnings per share, stock dividends are considered to be issued at the beginning of the period.


<PAGE 25>


j.	Deferred Financing Costs

Costs associated with the issuance of long term debt are deferred, and are being amortized over the term of the debt on a straight-line basis. The unamortized balance is included in other assets.

k.	Other Assets

Other assets include assets held for sale which are stated at the lower of cost or estimated net realizable value. In determining the estimated net realizable value, the Corporation deducts from the estimated selling price the projected costs to bring the assets into a saleable condition, to dispose of the assets and to hold the property to an expected date of sale. Other assets also includes patents which are stated at cost and are being amortized over their remaining life of 14 years on a straight-line basis. Intangible assets are evaluated periodically and, if conditions warrant, an impairment valuation is provided.

l.	Cash Equivalents

For purposes of the consolidated statements of cash flows, highly liquid investments with original maturities of three months or less, when purchased, are considered as cash equivalents.

m.	Stock-Based Compensation Costs

Stock-based compensation costs for pro forma presentation purposes (Note 9) are based on the fair value of each option at the grant date. The option value is calculated using the Black-Scholes option-pricing model.

2.	ACQUISITIONS

Acquisition of Alumitech, Inc.

In June 1994, the Corporation acquired its initial 39.53% investment in Alumitech by investing $2,000,000 to acquire treasury stock. In 1995, the Corporation increased its interest to 100% by issuing 722,352 shares of common stock with an ascribed value of $6,599,000. The shares were issued as to 266,106 to Dundee Bancorp International Inc. ("Dundee"), the Corporation's largest shareholder, and as to 266,106 to Clarion Capital Corporation, a company controlled by a director of the Corporation. Alumitech, an aluminum dross processor, has developed proprietary technology that enables it to have the ability to convert 100% of its dross feed into marketable products.

The acquisition of Alumitech has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The net purchase price was allocated as follows:


<PAGE 26>

--------------------------------------------------------------------------
        Working capital                                   $       73,000
        Property, plant and equipment                          5,527,000
        Patents                                                7,363,000
        Other assets                                             225,000
        Other liabilities                                     (2,192,000)
        Deferred income taxes                                 (2,025,000)
--------------------------------------------------------------------------
                                                            $  8,971,000
--------------------------------------------------------------------------
	Consideration
	Carrying value of investment at date of
                acquisition of remaining interest         $    2,372,000
        Capital stock                                          6,599,000
--------------------------------------------------------------------------
                                                          $    8,971,000
--------------------------------------------------------------------------

The operating results of Alumitech have been included in the consolidated statements of income from the date of acquisition. On the basis of a pro forma consolidation of the results of operations as if the acquisition had taken place at the beginning of fiscal 1994, rather than at February 15, 1995, consolidated net sales would have been $64,500,000 for fiscal 1994, and $86,900,000 for fiscal 1995. Consolidated pro forma income and earnings per share would not have been materially different from the reported amounts for fiscal 1994 and 1995. Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1994. Acquisition of the assets of Benwood Limestone Company, Inc.

On May 15, 1995, the Corporation acquired the assets of Benwood Limestone Company, Inc. ("Benwood"), through its wholly-owned subsidiary, Suzorite Mineral Products, Inc. ("SMP"), for $3,658,000. The acquisition of Benwood augmented the Corporation's talc and mineral processing capability. Benwood will continue to process consumer products for its former owner under a long term contract.

Acquisition of the talc operations of Whittaker, Clark & Daniels, Inc.

In December 1994, the Corporation, through SMP, acquired from Whittaker, Clark & Daniels, Inc. ("WCD") certain assets including its talc operations. Consideration for the purchase included $4,388,000 in cash, 136,360 common shares of the Corporation with an ascribed value of $1,227,000, and the assumption of certain current liabilities directly relating to the operations acquired aggregating $267,000. Concurrent with the purchase, the Corporation entered into an agreement with WCD whereby WCD agreed to act as the exclusive marketing, distribution and sales agent for the Corporation's premium talc products.


<PAGE 27>


Acquisition of the assets of Greenback Industries, Inc.

In September 1994, the Corporation, through its wholly-owned subsidiary, Pyron Metal Powders, Inc., acquired the assets and assumed certain liabilities of Greenback Industries, Inc. ("Greenback"). Consideration for the purchase was $500,000 in cash, the issuance of two promissory notes having principal amounts of $650,000 and $451,563, respectively, and the assumption of certain current liabilities aggregating $526,000. The Greenback facilities provide the Corporation with increased capacity to produce powdered copper as well as powdered tin, and powdered copper and tin alloys.

3.	INVENTORIES

--------------------------------------------------------------------------
                                                  1996               1995
Ore, concentrates and finished products
  Industrial minerals                      $  8,565,000      $ 10,852,000
  Metal products                              5,035,000         4,042,000
--------------------------------------------------------------------------
                                             13,600,000        14,894,000
--------------------------------------------------------------------------
Materials and supplies
  Industrial minerals                         3,683,000         3,867,000
  Metal products                                888,000         1,415,000
--------------------------------------------------------------------------
                                              4,571,000         5,282,000
--------------------------------------------------------------------------
                                           $ 18,171,000      $ 20,176,000
--------------------------------------------------------------------------


4.	PROPERTY, PLANT AND EQUIPMENT

--------------------------------------------------------------------------
                                                   1996              1995
--------------------------------------------------------------------------
Land                                       $  5,246,000      $  4,952,000
Mining properties and deferred costs          6,605,000         5,535,000
Buildings                                    16,728,000        15,304,000
Machinery and equipment                      50,937,000        45,797,000
Construction in progress                     15,065,000         7,609,000
--------------------------------------------------------------------------
Total property, plant and equipment, at cost 94,581,000        79,197,000
Less: Accumulated depreciation, depletion
        and amortization                     32,497,000        28,926,000
--------------------------------------------------------------------------
Net property, plant and equipment          $ 62,084,000      $ 50,271,000
--------------------------------------------------------------------------

As of December 31, 1996, the Corporation estimates that approximately $4,592,000 will be expended to complete its construction in progress.


<PAGE 28>



5.	OTHER ASSETS

--------------------------------------------------------------------------
                                                  1996               1995
--------------------------------------------------------------------------
Prepaid pension cost(Note 7)            $    1,488,000       $  1,632,000
Assets held for resale(Note 10)                300,000            250,000
Deferred financing costs                       659,000            802,000
Other deferred charges                         318,000            443,000
Promissory notes receivable,
   non-current portion                               -            369,000
Patents, net                                 6,673,000          7,079,000
--------------------------------------------------------------------------
                                          $  9,438,000       $ 10,575,000
--------------------------------------------------------------------------


6.	INCOME TAXES

The provision for income taxes consists of the following components:

--------------------------------------------------------------------------
                                        1996             1995         1994
--------------------------------------------------------------------------
Income from operations before
  provision for income taxes
    Domestic                     $ 1,492,000      $ 7,708,000  $ 3,631,000
    Foreign                          171,000          191,000    1,948,000
--------------------------------------------------------------------------
Total pre-tax income             $ 1,663,000      $ 7,899,000  $ 5,579,000
--------------------------------------------------------------------------
Current tax provision
    Federal                      $   478,000      $ 1,849,000    $ 880,000
    State and local                  123,000          293,000      258,000
    Foreign                           76,000           37,000      425,000
--------------------------------------------------------------------------
Total                                677,000        2,179,000    1,563,000
--------------------------------------------------------------------------
Deferred tax provision
    Federal                       (1,369,000)         283,000            -
    State and local                 (257,000)          55,000            -
    Foreign                                -           40,000      256,000
--------------------------------------------------------------------------
Total                             (1,626,000)         378,000      256,000
--------------------------------------------------------------------------
Benefit of operating loss and tax
    credit carryforwards                   -       (3,076,000)  (2,490,000)
--------------------------------------------------------------------------
Recovery of income taxes         $  (949,000)    $   (519,000) $  (671,000)
--------------------------------------------------------------------------


<PAGE 29>



The following tabulation reconciles the U.S. federal statutory income tax rate to the federal, state and foreign overall effective income tax rate.

--------------------------------------------------------------------------
                                        1996          1995           1994
--------------------------------------------------------------------------
                                       PERCENT       PERCENT        PERCENT
Statutory federal rate                  34.0          34.0           34.0
Benefit of operating loss carryforwards
  (net of foreign income taxes)        (43.8)        (38.1)         (46.0)
Percentage depletion                   (47.9)         (4.9)             -
Other                                    0.6           2.4              -
--------------------------------------------------------------------------
Effective income tax rate              (57.1)         (6.6)         (12.0)
--------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1996, the Corporation had unused tax benefits of $6,172,000 related to U.S. federal and state net operating loss and tax credit carryforwards. Significant components of the Corporation's deferred tax assets and liabilities as of December 31 are as follows (dollars in thousands):

--------------------------------------------------------------------------
                                 1996                         1995
                        U.S.  Foreign     Total      U.S.   Foreign  Total
--------------------------------------------------------------------------
Deferred tax assets
 Net operating loss
   and tax credit
     carryforwards   $ 6,172   $    -   $ 6,172   $4,102    $   -  $ 4,102
 Accrued expenses and
  reserves               763        -       763      444        -      444
 Bad debt allowances     139        -       139      112        -      112
 Inventories             526        -       526      505        -      505
 Other                    63        -        63      137        -      137
--------------------------------------------------------------------------
Gross deferred tax
  assets               7,663        -     7,663    5,300        -    5,300
--------------------------------------------------------------------------
Deferred tax liabilities
  Property, plant
    and equipment      2,656    2,075     4,731    2,159    2,075    4,234
  Patent               1,791        -     1,791    1,929        -    1,929
  Pension
    contributions        521        -       521      600        -      600
  Other                  424        -       424      102        -      102
--------------------------------------------------------------------------
Total                  5,392    2,075     7,467    4,790    2,075    6,865
--------------------------------------------------------------------------
Net deferred tax
  (assets)
     liabilities     $(2,271)  $2,075   $  (196)  $ (510) $ 2,075  $ 1,565
--------------------------------------------------------------------------


<PAGE 30>



The net change in the valuation allowance for deferred tax assets was a decrease of $1,645,000 in the year ended December 31, 1995 related primarily to benefits arising from recognition of net operating loss carryforwards. In 1995, the benefit of the balance of the net operating losses was recognized and, accordingly, the valuation allowance was reduced to nil.

At December 31, 1996, the Corporation had approximately $15,000,000 of federal operating loss carryforwards available to reduce future taxable income which will expire between 2002 and 2011. Additionally, the Corporation has unused general business tax credits, which expire between 1997 and 2011, and alternative minimum tax credits.

7.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

The Corporation has several pension plans covering substantially all domestic employees. The plans covering salaried employees provide pension benefits that are based on the compensation of the employee. In all plans, the plan assets exceed the benefit obligations and hence the plans are overfunded.

Net periodic pension cost (income) included the following components:

--------------------------------------------------------------------------
                                      1996              1995         1994
--------------------------------------------------------------------------
Current service costs          $   528,000      $    369,000   $  422,000
Interest cost on projected
  benefit obligations            1,028,000           940,000      882,000
Actual return on assets           (389,000)       (2,587,000)     368,000
Net amortization and deferral   (1,023,000)        1,164,000   (1,704,000)
--------------------------------------------------------------------------
Net pension expense (income)   $   144,000      $   (114,000) $   (32,000)
--------------------------------------------------------------------------

Net amortization and deferral consists of amortization of net assets at transition and deferral of subsequent net gains and losses. The assumptions used to determine projected benefit obligations were (i) a discount rate of 7 percent in 1996 and 1995 and 7.5 percent in 1994; (ii) an expected long term rate of return on assets of 8.75% in 1996, 1995 and 1994; and (iii) an increase in the level of compensation of 6% for 1996, 1995 and 1994.



<PAGE 31>



The status of the plans and the amounts recognized in the consolidated balance sheets of the Corporation for its pension plans as of December 31, 1996 and 1995 are tabulated below:

--------------------------------------------------------------------------
                                                   1996              1995
--------------------------------------------------------------------------
Actuarial present value of benefit obligations
  Vested benefit obligation          $       11,687,000      $  11,059,000
--------------------------------------------------------------------------
  Accumulated benefit obligation     $       11,896,000      $  11,261,000
--------------------------------------------------------------------------
  Projected benefit obligation       $      (15,925,000)      $(15,042,000)
  Plan assets at fair value                  16,432,000         16,646,000
--------------------------------------------------------------------------
  Plan assets in excess of
    projected benefit obligation                507,000          1,604,000
  Unrecognized net loss                       1,071,000            226,000
  Prior service cost not yet recognized
    in net periodic pension cost                239,000            282,000
  Unrecognized net asset at year end           (329,000)          (480,000)
--------------------------------------------------------------------------
  Prepaid pension cost included in
  consolidated balance sheets         $       1,488,000      $   1,632,000
--------------------------------------------------------------------------

Other Postretirement Benefits

The Corporation provides healthcare and life insurance benefits for certain retired employees which, are accrued as earned (Note 1). The cost of such benefits was $105,000 in 1996, $95,000 in 1995, and $73,000 in 1994. The
unrecognized obligation for postretirement benefits is not material.

8.	LONG TERM DEBT

--------------------------------------------------------------------------
                                                  1996               1995
--------------------------------------------------------------------------
Term loan facility (a)                     $ 14,167,000      $   2,700,000
Other term loans (b)                            813,000          1,038,000
Industrial Development Revenue Bonds (c)      4,080,000          4,612,000
Promissory notes (d)                            113,000            811,000
Capital leases (e)                              488,000            330,000
Other                                           337,000            372,000
--------------------------------------------------------------------------
Total debt                                   19,998,000          9,863,000
Less: Current portion                         2,201,000          2,378,000
--------------------------------------------------------------------------
Long term debt                             $ 17,797,000      $   7,485,000
--------------------------------------------------------------------------


<PAGE 32>



(a)	During 1995, the Corporation entered into a $30,224,000 credit facility with a syndicate of two banks. The credit facility is further subdivided into four facilities: (i) a $10,000,000 revolving credit and term loan facility; (ii) a $10,000,000 multiple advance term loan facility; (iii) a $5,224,000 standby letter of credit; and (iv) a $5,000,000 operating line. These facilities are secured by specific assets and a floating charge over a significant portion of the Corporation's assets. The facilities bear interest at rates varying from bank prime to bank prime plus 0.25% and from LIBOR plus 1.25% to LIBOR plus 2.25%, depending upon the financial position of the Corporation. As at December 31, 1996 and December 31, 1995, there was $5,000,000 and $2,000,000, respectively, outstanding under the operating line and $9,167,000 and $2,700,000, respectively, outstanding under the multiple advance term loan facility. Advances under the revolving credit and term loan facility as at December 31, 1996 were $5,000,000, and the standby letter of credit was issued to secure Pyron's Industrial Development Revenue Bonds (see (c) below). The operating line matures June 30, 1997 and is reviewed annually for renewal. The multiple advance term loan facility requires quarterly payments of $278,000 which commenced April 1, 1996 with the balance outstanding, if any, due January 1, 2000.

(b)	The other term loans bear interest at the prime rate of the lending institution plus 1.25 percent to 1.50 percent, depending on certain tests.
They are secured by substantially all of the fixed assets of Alumitech and its wholly-owned subsidiaries and are repayable in monthly principal instalments of approximately $19,000 until they are repaid with a terminal payment in 1999.

(c)	Pyron Corporation ("Pyron") entered into a lease agreement on
November 29, 1989 with the Niagara County Industrial Development Agency (the "Agency") to partially finance the construction of a manufacturing facility, acquire and install equipment and machinery, and renovate the existing Pyron facility for the purpose of manufacturing atomized steel powders. The agreement authorized the Agency to issue and sell Industrial Development Revenue Bonds in the aggregate principal amount of $7,650,000 to provide the funds for the project.

While the bonds are not the obligation of Pyron, the agreement requires Pyron to make quarterly rental payments equal to the debt service under the sinking fund requirements and interest on the outstanding principal to the Agency. The amount outstanding at December 31, 1996 and 1995 was $4,080,000 and $4,612,000, respectively. Pyron's annual obligation under the agreement is $510,000 until paid.

The bonds bear interest at a variable rate not to exceed 15 percent per annum. The rate at December 31, 1996 was 4.15% and at December 31, 1995 was
5.25 percent. Pyron has the option to convert the bonds to a fixed interest rate at any time during the term. Under the lease agreement, Pyron may purchase the facility at any time during the term, which expires November 1, 2004, by paying the outstanding principal amount of the bonds plus $1.



<PAGE 33>



The bonds are collateralized by a mortgage on the land, the new facility and the existing facility, which have an aggregate net book value of approximately $9,480,000 at December 31, 1996.


A bank has provided Pyron with a letter of credit which is available to support Pyron's obligations under the lease agreement. If the bondholders tender their bonds for repayment, the letter of credit will be utilized to pay the bondholders. The letter of credit is collateralized under the credit facility in (a) above. The letter of credit expires on October 1, 1999.

(d)	In 1994, Pyron Metal Powders, Inc. issued two promissory notes to former owners in connection with the acquisition of its two operations. One promissory note with an aggregate principal amount outstanding as of December 31, 1995 of $325,000, bearing interest at 7 percent in both 1996 and 1995, was paid in full September 15, 1996. A second note with an aggregate principal amount of $113,000 outstanding as at December 31, 1996 and $263,000 at December 31, 1995 is non-interest bearing with monthly principal payments of $12,550 commencing October 15, 1994 until the final payment of $12,313 due September 15, 1997.

(e)	The Corporation has long term capital lease agreements at various rates and for various terms with maturities ranging from 1997 to 2001 for equipment used in its operations. The carrying value of the leased equipment as of December 31, 1996 was $573,000.

Principal repayments on long term debt are as follows:

--------------------------------------------------------------------------
	1997					$	2,201,000
	1998						2,068,000
	1999						2,661,000
        2000                                           10,883,000
	2001						  545,000
	Thereafter					1,640,000
--------------------------------------------------------------------------
                                                $      19,998,000
--------------------------------------------------------------------------

Interest

Interest earned and expensed in each of the past three years is summarized below:

--------------------------------------------------------------------------
                                         1996           1995         1994
--------------------------------------------------------------------------
Interest income                   $    93,000    $    268,000   $  246,000
Interest expense                   (1,041,000)       (791,000)    (671,000)
--------------------------------------------------------------------------
Net interest expense              $  (948,000)   $   (523,000)  $ (425,000)
--------------------------------------------------------------------------


<PAGE 34>



9.	COMMON STOCK, STOCK OPTIONS AND WARRANTS

Shares Outstanding

During 1995, the Corporation increased its authorized common stock from 10,000,000 to 25,000,000, par value one dollar per share, of which 20,000,000 shares will be denominated common stock and 5,000,000 shares will be denominated preferred stock. There were 8,269,099 shares of common stock issued and outstanding as of December 31, 1996 and 8,355,722 shares as of December 31, 1995.

In May 1994, the Corporation issued 347,826 shares of common stock in a private placement transaction for aggregate proceeds of $2,000,000.
In September 1994, the Corporation issued 2,000,000 shares of its common stock pursuant to a public offering of shares for net proceeds, after underwriting fees and expenses of issue, of $18,522,000.

In 1995, the Corporation completed its purchase of 100 percent of Alumitech by issuing 722,352 shares of common stock with an ascribed value of $6,599,000.

During 1996, 80,000 shares of common stock were purchased pursuant to the Corporation's employee stock purchase plan for an aggregate cost of $672,000.

During 1995, 49,000 shares of common stock were purchased pursuant to the Corporation's employee stock purchase plan for an aggregate cost of $471,000. The plan was approved by the shareholders and provides that 250,000 shares may be purchased under the plan. The shares have been registered for listing on the New York Stock Exchange.

As part of a stock repurchase program initiated in 1994, the Corporation has purchased 773,000 of shares of common stock on the open market:
344,000 common shares in 1996 for an aggregate cost of $3,170,000, 376,000 common shares in 1995 for an aggregate cost of $3,572,000 and 53,000 common shares in 1994 for an aggregate cost of $465,000.

Dividends

On October 18, 1996, the Corporation declared a 2 percent stock dividend to shareholders of record on November 4, 1996, which was paid November 18, 1996. Retained earnings were charged $1,255,192 as a result of the issuance of 161,398 shares of the Corporation's common stock, and cash payments of $4,357 in lieu of fractional shares.

On November 10, 1995, the Corporation declared a 2 percent stock dividend to shareholders of record on November 24, 1995, which was paid December 8, 1995. Retained earnings were charged $1,403,248 as the result of the issuance of 167,149 shares of the Corporation's common stock, and cash payments of $3,375 in lieu of fractional shares.



<PAGE 35>



On November 14, 1994, the Corporation declared a 2 percent stock dividend to shareholders of record on November 28, 1994, which was paid December 19, 1994. Retained earnings were charged $1,320,307 as the result of the issuance of 145,708 shares of the Corporation's common stock, and cash payments of $3,218 in lieu of fractional shares.

Stock Options

The Corporation provides stock option incentive plans and has, with shareholder approval, issued options to certain directors outside of the plans. The plans are intended to provide long term incentives and rewards to executive officers, directors and other key employees contingent upon an increase in the market value of the Corporation's common stock. Options for 10 percent of the Corporation's outstanding common shares are issuable under the plans.

The following is a summary of option transactions under the Corporation's stock option plans:

--------------------------------------------------------------------------
For the years ended December 31             1996         1995       1994
--------------------------------------------------------------------------
Options outstanding at beginning of year 852,550      556,550    572,500
Options granted during the year           61,000      341,000     25,000
Options exercised during the year        (45,000)     (38,250)   (23,200)
Options cancelled during the year        (23,000)      (6,750)   (17,750)
--------------------------------------------------------------------------
Options outstanding at end of year       845,550      852,550    556,550
Options exercisable at end of year       631,550      511,550    333,550
Price range of options granted
  during the year                    $7 3/4-$9 3/4 $9 1/8-$10 1/8$11 1/2
--------------------------------------------------------------------------

The options expire from 1997 to 2002. During 1996 options for 45,000 shares of common stock were exercised for proceeds of $235,500. At December 31, 1996 there were 631,550 options exercisable.

The Corporation does not recognize compensation expense for its stock-based compensation plans. Had compensation cost for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Corporation's net income and earnings per share would have been reduced by approximately $341,000 or $0.04 per share in 1996 and $2,177,000 or $0.27 per share in 1995. The fair value of the options granted during 1996 and 1995 is estimated to be $341,000 and $2,177,000, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: dividend yield of 0%; expected volatility of 84% and 88%, respectively; risk-free interest rate of 5.5%; and an expected life of 5 years.


<PAGE 36>


Warrants

During 1993, in connection with the acquisition of Suzorite Mica Products Inc., the Corporation issued a transferable warrant to Dundee to purchase at any time prior to July 15, 1995 up to 100,000 shares (104,040 shares after adjustments for stock dividends) of common stock at $7.00 per share. The warrant was exercised by Dundee on July 14, 1995 for proceeds of $700,000.
As a result of a stock rights offering in 1990, 725,769 warrants were issued. Each warrant entitled the holder to purchase, prior to July 15, 1995, 1.08 shares of common stock at an exercise price of $8.56 per share, which was repriced from $9.25 per share as a result of dilution due to the issuance of stock dividends. Of the 725,769 warrants originally issued, the Corporation repurchased 218,046 warrants at an aggregate cost of $222,000. During 1995, 448,000 warrants were exercised for 484,027 shares of common stock for net proceeds of $4,143,000. During 1994, 31,514 warrants were exercised resulting in the issuance of 32,771 shares of common stock at an exercise price of $8.88 per share for aggregate proceeds of $291,000. There were no remaining warrants outstanding as at December 31, 1995.

Note Receivable from Shareholder

The note receivable from shareholder of $1,749,000 represents amounts due from the Corporation's President and Chief Executive Officer pursuant to the Key Executive Common Stock Purchase Plan. The loan, which was used to acquire 357,000 shares of common stock of the Corporation, is non-interest bearing, secured by a pledge of the shares acquired and due on the earlier of August 12, 1998 or 30 days after the termination of employment. Since the loan arose from the sale of stock, it is classified as a reduction of shareholders' equity.

10.	REORGANIZATION CHARGES AND UNUSUAL ITEMS

Reorganization Charges

During the first quarter of 1996, the Corporation recognized reorganization costs of $1,752,000 in connection with the reorganization of its minerals division, a write-down to market of inventory held in Brazil and the recognition of a provision for anticipated costs associated with storing and selling the material. The Brazilian enterprise was unsuccessful primarily due to rapidly deteriorating market prices which made market penetration extremely difficult.

Unusual Items

In December 1991, the Corporation closed its industrial minerals plant located in Connecticut. The assets of this operation were reclassified to assets held for resale and written down in 1991 by $430,000 to their estimated net realizable value. These assets were written down by a further $300,000 in 1993. In 1995, a portion of the property was sold for approximately net book value. In 1996, the purchaser defaulted on the payment obligations. Accordingly, the Corporation instituted legal action to repossess the property. A provision of $723,000 has been recorded to provide for reclamation costs, legal costs and to write-down the property to current market value.


<PAGE 37>


11.	OPERATING LEASES AND OTHER COMMITMENTS

Operating Leases

The Corporation has a number of operating lease agreements primarily involving equipment, office space, warehouse facilities and rail sidings. The operating lease for equipment provides that the Corporation may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at the fair market value. An operating lease for office facilities contains escalation clauses for increases in operating costs and property taxes. The majority of the leases are cancellable and are renewable on a yearly basis.

Future minimum rental payments required by operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 1996 are as follows:

--------------------------------------------------------------------------
                                                                   Minimum
        Years                                               Lease Payments
--------------------------------------------------------------------------
        1997                                               $       520,000
        1998                                                       393,000
        1999                                                       271,000
        2000                                                       195,000
        2001                                                       332,000
        Thereafter                                                 538,000
--------------------------------------------------------------------------
        Total minimum lease payments                        $    2,249,000
--------------------------------------------------------------------------

Rent expense was $668,000, $442,000, and $281,000 in 1996, 1995 and 1994,
respectively.

Other Commitments

The Corporation has a mining contract with an independent contractor expiring on September 30, 1998 to extract minerals from its open pit mine in Suzor Township, Quebec. This contract specifies the mining and delivery of approximately 50,000 tons of ore per year to the mine site rail siding at a fixed rate.



<PAGE 38>




12.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of certain unaudited quarterly financial data from continuing operations:

--------------------------------------------------------------------------
                                             1996                    1995
--------------------------------------------------------------------------
Net Sales
  First quarter                $       22,405,000      $       21,105,000
  Second quarter                       21,356,000              21,439,000
  Third quarter                        21,601,000              21,748,000
  Fourth quarter                       21,058,000              20,764,000
--------------------------------------------------------------------------
                               $       86,420,000      $       85,056,000
--------------------------------------------------------------------------
Operating Income
  First quarter                $          170,000      $        2,123,000
  Second quarter                        1,512,000               2,465,000
  Third quarter                         1,444,000               1,822,000
  Fourth quarter                          (60,000)              1,932,000
--------------------------------------------------------------------------
                               $        3,066,000      $        8,342,000
--------------------------------------------------------------------------
Net Income
  First quarter                $            6,000      $        1,459,000
  Second quarter                          819,000               2,183,000
  Third quarter                           779,000               1,562,000
  Fourth quarter                        1,008,000               3,214,000
--------------------------------------------------------------------------
                               $        2,612,000      $        8,418,000
--------------------------------------------------------------------------
Net Income Per Share
  First quarter                             $ .00                   $ .19
  Second quarter                              .10                     .28
  Third quarter                               .10                     .18
  Fourth quarter                              .13                     .37
--------------------------------------------------------------------------

13.	FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Corporation to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Corporation's customer base and their dispersion across a number of different industries, principally construction, glass, electrical and automotive.

Financial instruments comprise cash and cash equivalents, accounts receivable, short term bank borrowings, accounts payable, accrued liabilities, and long term debt. The fair value of these financial instruments approximates their carrying value.



<PAGE 39>



14.	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

The changes in non-cash working capital items are as follows:

--------------------------------------------------------------------------
                                           1996          1995         1994
--------------------------------------------------------------------------
Increase in accounts receivable    $ (1,838,000)  $  (783,000) $ (2,384,000)
Decrease (increase) in inventories    2,005,000    (2,742,000)   (4,471,000)
Increase in prepaid expenses           (547,000)      (16,000)      (31,000)
(Decrease) increase in accounts
  payable and accrued liabilities      (185,000)   (1,495,000)    2,248,000
Increase in accrued income taxes         32,000       376,000       327,000
--------------------------------------------------------------------------
                                   $   (533,000)  $(4,660,000) $ (4,311,000)
--------------------------------------------------------------------------

15.	RELATED PARTY TRANSACTIONS

As at December 31, 1996 and 1995, accounts receivable included amounts due from directors of $350,000. These amounts are non-interest bearing, with no fixed terms of repayment, and have not otherwise been disclosed in the consolidated financial statements.

16.	SEGMENT INFORMATION

The Corporation has two principal lines of business and is organized into two operating units based on its product lines: (i) industrial minerals, and
(ii) metal products. Industrial mineral products include feldspar, kaolin, mica, talc, baryte, feldspathic sand and industrial sand. These products are marketed principally to the automotive, housing, and ceramics industries in North America. They are produced from mines and processing plants located near Edgar, Florida; Monticello, Georgia; Murphy, North Carolina; Spruce Pine, North Carolina; Natural Bridge, New York; Van Horn, Texas; Benwood, West Virginia; Boucherville, Quebec; and Suzor Township, Quebec. Metal products are processed in Niagara Falls, New York; St. Marys, Pennsylvania; and Greenback, Tennessee. The Corporation's ferrous and non-ferrous metal powders are marketed primarily in North America to manufacturers of powder metallurgy parts used in the automotive and transportation industries. Aluminum dross is recycled at a plant in Cleveland, Ohio and ceramic products are produced at a plant in Streetsboro, Ohio. Corporate assets principally include cash, term deposits, and furniture and fixtures.



<PAGE 40>


Information pertaining to sales and earnings from continuing operations and assets by business segment appears below:

--------------------------------------------------------------------------
                                  1996             1995              1994
--------------------------------------------------------------------------
Net sales (a)
  Industrial minerals    $  40,469,000      $ 37,089,000     $ 30,378,000
  Metal products            45,951,000        47,967,000       24,928,000
--------------------------------------------------------------------------
Total                    $  86,420,000      $ 85,056,000     $ 55,306,000
--------------------------------------------------------------------------
Operating income (a)
  Industrial minerals    $   3,118,000      $  4,622,000     $  3,865,000
  Metal products             1,868,000         3,677,000        2,202,000
  Reorganization charges(b) (1,752,000)                -                -
  General unallocated
     corporate                (168,000)           43,000         (226,000)
--------------------------------------------------------------------------
Total                        3,066,000         8,342,000        5,841,000
  Interest expense net        (948,000)         (523,000)        (425,000)
  Other (expense) income,
     net(b)                   (455,000)           80,000          163,000
--------------------------------------------------------------------------
Income before recovery
of income taxes          $   1,663,000       $ 7,899,000     $  5,579,000
--------------------------------------------------------------------------
Capital expenditures (a)(c)
  Industrial minerals    $  11,855,000      $  9,653,000     $  2,050,000
  Metal products             4,528,000         5,784,000          878,000
  Corporate                     43,000            14,000          149,000
--------------------------------------------------------------------------
Total                    $  16,426,000      $ 15,451,000     $  3,077,000
--------------------------------------------------------------------------
Depreciation, depletion
and amortization (a)
  Industrial minerals    $   2,352,000      $  1,932,000     $  1,456,000
  Metal products             1,948,000         1,451,000          828,000
  Corporate                    394,000           306,000           31,000
--------------------------------------------------------------------------
Total                    $   4,694,000      $  3,689,000     $  2,315,000
--------------------------------------------------------------------------
Identifiable assets
at year end (a)
  Industrial minerals    $  60,915,000      $ 52,348,000     $ 36,853,000
  Metal products            37,145,000        34,133,000       22,665,000
  Corporate (d)             11,316,000        10,200,000       11,346,000
--------------------------------------------------------------------------
Total                    $ 109,376,000      $ 96,681,000     $ 70,864,000
--------------------------------------------------------------------------

(a)	The Corporation's businesses are located in the United States and
        Canada, which the Corporation considers one geographic segment.

(b)	See Note 10.

(c)	Capital expenditures for 1995 and 1994 exclude property, plant and equipment of $9,027,000 and $3,264,000, respectively, acquired in connection with the Corporation's 1995 and 1994 acquisitions (Note 2).

(d)	Includes cash and cash equivalents for all years presented.



<PAGE 41>



Selected Financial Data

--------------------------------------------------------------------------
                        1996        1995        1994       1993          1992
--------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Net Sales        $86,420,000 $85,056,000 $55,306,000 $47,958,000  $42,020,000
Restructuring
  Charges                  -           -           -   1,250,000            -
Reorganization
  Charges          1,752,000           -           -           -            -
Operating
  Income           3,066,000   8,342,000   5,841,000   1,237,000    1,737,000
Other Income
  (Expenses)      (1,403,000)   (443,000)   (262,000)  2,421,000     (475,000)
Net Income
from Continuing
  Operations       2,612,000   8,418,000   6,250,000   3,188,000      838,000
Net Income         2,612,000   8,418,000   6,250,000   1,852,000      949,000
-----------------------------------------------------------------------------
FINANCIAL POSITION
Working Capital $ 18,688,000 $19,709,000 $26,046,000 $ 9,288,000  $ 9,431,000
Total Assets     109,376,000  96,681,000  70,864,000  48,414,000   50,773,000
Long Term Debt
  (non-current
   portion)       17,797,000   7,485,000   5,461,000   8,735,000    9,593,000
-----------------------------------------------------------------------------
COMMON STOCK
Average Common
Shares Outstanding 8,000,522   8,208,874   5,588,682   4,605,440    4,440,551
Actual Common
Shares Issued
and Outstanding
at Year End        8,269,099   8,355,722   7,168,153   4,535,283    4,491,834
-----------------------------------------------------------------------------
PER COMMON SHARE
Net Income      $       0.33 $      1.03 $      1.12 $      0.40  $      0.21
Net Income,
excluding the
benefit of tax loss
carryforwards           0.14        0.63        0.65        0.20         0.21
-----------------------------------------------------------------------------
COMMON STOCK PRICES
 High           $         10 $    10 7/8 $    12 1/4  $        8  $     6 3/8
 Low                   6 7/8       8 1/4       6 1/8       4 1/2        2 7/8
 Year End                  7          10       8 5/8       6 3/4        5 3/8
-----------------------------------------------------------------------------


<PAGE 43>


Corporate Directory

BOARD OF DIRECTORS

Paul A. Carroll
Chairman and
Chief Executive Officer,
World Wide Minerals Ltd. (1)

Morton A. Cohen
Chairman, President and
Chief Executive Officer,
Clarion Capital Corporation

John M. Donovan
Corporate Consultant (1) (2)

Thomas B. Evans, Jr.
Vice Chairman,
The Jefferson Group Inc. (2)

Ned Goodman
Chairman, President and Chief Executive Officer, Dundee Bancorp Inc.

Peter Lawson-Johnston
Chairman and Trustee,
Solomon R. Guggenheim Foundation; Chairman,
The Harry Frank Guggenheim Foundation (1) (3)

Richard L. Lister
President and Chief Executive Officer of the Corporation (3)

Patrick H. O'Neill
Corporate Consultant (2)

William J. vanden Heuvel
Counsel, Strook, Strook &
Lavan (3)

(1)	Member of the Executive Compensation/Pension Committee

(2)	Member of the Audit Committee

(3)	Member of the Executive Committee


OFFICERS

Peter Lawson-Johnston
Chairman of the Board

Richard L. Lister
President and Chief Executive Officer

Allen J. Palmiere
Vice President, Chief Financial Officer and Assistant Secretary

Peter J. Goodwin
Vice President;
President, Industrial Minerals

Terrance J. Hogan
President, Alumitech, Inc.

G. Russell Lewis
President, Metal Powers

Patricia K. Moran
Assistant Secretary-Treasurer


EXECUTIVE OFFICE

Zemex Corporation
Canada Trust Tower
BCE Place, 161 Bay Street
Suite 3750, P.O. Box 703
Toronto, Ontario
Canada M5J 2S1

Telephone: (416) 365-8080
Fax: (416) 365-8094

Independent Public Accountants

Deloitte & Touche
Toronto, Ontario, Canada

Transfer Agent
and Registrar
Capital Stock

First Union National Bank
of North Carolina
Shareholder Services Group
230 South Tryon Street
Charlotte, N.C. 28288

Telephone: (800) 829-8432
Fax: (704) 374-6114

Form 10-K

Copies of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1996 will be available after April 1, 1997 by writing to Shareholder Relations at the Executive Office